UNITED STATES                 ----------------
                       SECURITIES AND EXCHANGE COMMISSION       SEC FILE NUMBER
                             WASHINGTON, D.C. 20549                001-13843
                                                                ----------------
                                   FORM 12B-25
                                                                ----------------
                           NOTIFICATION OF LATE FILING           CUSIP NUMBER
                                                                      N/A
                                                                ----------------

(Check One):   [_] Form 10-K    [_] Form 20-F    [_] Form 11-K    [X] Form 10-Q
               [_] Form N-SAR   [_] Form N-CSR

         For Period Ended:        SEPTEMBER 30, 2006
                          --------------------------------------------

                  [_]      Transition Report on Form 10-K
                  [_]      Transition Report on Form 20-F
                  [_]      Transition Report on Form 11-K
                  [_]      Transition Report on Form 10-Q
                  [_]      Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________________________


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

DUANE READE HOLDINGS, INC.
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Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


440 NINTH AVENUE
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Address of Principal Executive Office (Street and Number)


NEW YORK, NY 10001
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City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]      (a)      The reasons  described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The  subject  annual  report,  semi-annual  report,
                           transition  report on Form 10-K,  Form  20-F,  Form
                           11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [_]      (c)      The   accountant's   statement  or  other   exhibit
                           required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Audit Committee of Duane Reade Holdings, Inc. (the "Company"), with the assistance of independent counsel, is currently conducting a review and investigation principally concerning the accounting impact of credits from construction contractors and offsetting rebillings in subsequent quarters by the Company. The Company is delaying the filing of its quarterly report on Form 10-Q for the quarter and nine months ended September 30, 2006 pending the completion of the investigation and will use all reasonable efforts to file the quarterly report on or before November 20, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

--------------------------------------------------------------------------------
        John K. Henry                   212                     273-5700
      -----------------             ----------             -----------------
           (Name)                   (Area Code)            (Telephone Number)
--------------------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                  [X]  Yes     [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X]  Yes     [_]  No

         If  so,  attach  an  explanation  of  the  anticipated   change,  both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Audit Committee of the Company, with the assistance of independent counsel, is currently conducting a review and investigation of the fiscal periods from 2000 through September 30, 2006, principally concerning the accounting impact of up to approximately $5.8 million of credits from construction contractors that were taken into the Company's income and offsetting rebillings in subsequent quarters by the Company. The following table summarizes such construction credits identified to date in the investigation, by period (dollars in thousands):

         ----------------------------------------------------------------------
                                                                    AMOUNT OF
         FISCAL PERIOD                                               CREDITS
         ----------------------------------------------------------------------
         2000 Fiscal Year (Predecessor).........................    $    317
         2001 Fiscal Year (Predecessor).........................       1,386
         2002 Fiscal Year (Predecessor).........................       3,060
         2003 Fiscal Year (Predecessor).........................         752
         Seven months ended July 30, 2004 (Predecessor).........          --
         Five months ended December 25, 2004 (Successor)........         297
         2005 Fiscal Year (Successor)...........................          --
         Nine Months ended September 30, 2006 (Successor).......          --
                                                                    --------
         Total..................................................    $  5,812
                                                                    ========
         ----------------------------------------------------------------------

         The Company is currently assuming that all of such credits were subsequently rebilled by the contractors and that the Company paid the contractors such rebilled amounts.

         The credits had the effect of offsetting SG&A expense (and increasing net income) during the periods in which they were received. Amounts subsequently rebilled by the Company were generally capitalized as store improvements, increasing the reported level of property and equipment as well as subsequent depreciation expense.

         The credit/rebilling practice has not had any effect on the Company's revenues or liquidity for any of the above periods and has not had any material effect on the Company's Adjusted FIFO EBITDA or cash flows from operations for any periods after the July 30, 2004 acquisition of the Company by Oak Hill Capital Partners, L.P., including the quarter and nine months ended September 30, 2006.

         The Company has also assumed that the overstated net property and equipment that resulted from the credit/rebilling practice was carried through the acquisition purchase accounting process on a dollar-for-dollar basis. There may be additional changes to net property and equipment and depreciation and amortization expense in post-acquisition periods because of the operation of purchase accounting, which the Company is in the process of verifying and quantifying as the investigation proceeds, but there would be no impact from such changes on revenues, liquidity, Adjusted FIFO EBITDA or cash flows for any of those periods.

         In the periods from fiscal 2000 through the seven months ended July 30, 2004, increased depreciation would have resulted in a corresponding understatement of operating income and income before income taxes. In the periods subsequent to July 30, 2004, increased depreciation would have resulted in an overstatement of operating loss and loss before income taxes. Income tax expense (benefit) may also have been reduced as a result, based on the tax impact of such depreciation expense. Due to tax valuation reserves being recorded during 2006, there would not be any impact upon income tax expense for the 2006 periods. Net income (loss) for all of the above periods would reflect the combined impact of the overstatement or understatement of depreciation and amortization expense and any changes in income tax expense (benefit). The effect of the credits and rebillings on SG&A expense, depreciation expense, net income (loss) and Adjusted FIFO EBITDA is summarized on a preliminary basis as follows (dollars in thousands):

         ------------------------------------------------------------------------------------------------------------------------
                                                                        INCREASE           INCREASE                INCREASE
                                                  INCREASE           (DECREASE) IN      (DECREASE) IN           (DECREASE) IN
                                               (DECREASE) IN          DEPRECIATION        NET INCOME            ADJUSTED FIFO
         FISCAL PERIOD                          SG&A EXPENSE             EXPENSE            (LOSS)                  EBITDA
         ------------------------------------------------------------------------------------------------------------------------
         2000 Fiscal Year (Predecessor).....     $    (317)          $      16            $     180              $     317
         2001 Fiscal Year (Predecessor).....     $  (1,386)          $     101            $     781              $   1,386
         2002 Fiscal Year (Predecessor).....     $  (3,060)          $     323            $   1,763              $   3,060
         2003 Fiscal Year (Predecessor).....     $    (752)          $     514            $     173              $     752
         Seven months ended
           July 30, 2004 (Predecessor)........   $      --           $     323            $    (241)             $      --
         Five months ended
           December 25, 2004 (Successor)......   $    (297)          $     237(1)         $      37 (1)          $     297
         2005 Fiscal Year (Successor).......     $      --           $     582(1)         $    (450)(1)          $      --
         Nine Months ended
           September 24, 2005 (Successor).....   $      --           $     438(1)         $    (339)(1)          $      --
         Nine Months ended
           September 30, 2006 (Successor).....   $      --           $     438(1)         $    (438)(1)          $      --
         Three Months ended
           September 24, 2005 (Successor).....   $      --           $     147(1)         $    (114)(1)          $      --
         Three Months ended
           September 30, 2006 (Successor).....   $      --           $     147(1)         $    (147)(1)          $      --
         ------------------------------------------------------------------------------------------------------------------------

         ----------------
         (1) As a result of additional possible changes to net property and equipment caused by the operation of acquisition-related purchase accounting, depreciation and amortization expense in post-acquisition periods may be further changed, but there would be no impact from such changes on Adjusted FIFO EBITDA for any of those periods. The Company is in the process of verifying and quantifying such amounts.

         The credit/rebilling practice resulted in the overstatement of net property and equipment in all periods in which rebillings occurred. As a result of the overstatement of net property and equipment and related purchase accounting adjustments made in connection with the Oak Hill acquisition, goodwill was also understated. The following table summarizes on a preliminary basis certain balance sheet impacts in the affected periods (dollars in thousands):

         -----------------------------------------------------------------------
                                                       POTENTIAL OVERSTATEMENT
                                                           IN PROPERTY AND
         PERIOD ENDED                                      EQUIPMENT, NET
         -----------------------------------------------------------------------
         December 30, 2000 (Predecessor)............        $      301
         December 29, 2001 (Predecessor)............        $    1,586
         December 28, 2002 (Predecessor)............        $    4,323
         December 27, 2003 (Predecessor)............        $    4,561
         July 30, 2004 (Predecessor)................        $    4,238
         December 25, 2004 (Successor) (1)..........        $    4,298
         December 31, 2005 (Successor) (1)..........        $    3,716
         September 30, 2006 (Successor) (1).........        $    3,278
         -----------------------------------------------------------------------

         ------------------
         (1) There may be additional changes to net property and equipment in post-acquisition periods caused by the operation of acquisition-related purchase accounting, which the Company is currently in the process of verifying and quantifying. These changes if any, would result in further changes to goodwill.

         The review is currently in progress, and the results of the review may require the Company to restate previously-released financial information for the affected fiscal periods.

         The Company expects that there will be changes in results of operations in the quarter and nine months ended September 30, 2006 from those reported in the corresponding periods in 2005. These changes are reflected in the preliminary results of operations attached hereto as EXHIBIT 1 and incorporated herein by reference.

         Except for historical information contained herein, the statements in this Form 12b-25 are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, this document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted or expected results. Those risks include, among other things, the competitive environment in the drug store industry in general and in the New York metropolitan area, the ability to open and operate new stores, the continued efforts by payers and government agencies to reduce prescription reimbursement rates and prescription drug benefits, the strength of the economy in general, the economic conditions in the New York greater metropolitan area, changes in federal and state laws and regulations, including the potential impact of changes in regulations surrounding the importation of pharmaceuticals from foreign countries and changes in laws governing minimum wage requirements, changes in the Company's operating strategy, capital expenditure plans or development plans, the Company's ability to attract, hire and retain qualified pharmacy and other personnel, the Company's significant indebtedness, labor disturbances, the continued impact of, or new occurrences of, terrorist attacks in the New York greater metropolitan area and any actions that may be taken in response, demographic changes, the Company's ability to limit fraud and shrink, recalls of pharmaceutical products due to health concerns or other reasons and the results and effects of the investigation described above. Those and other risks are more fully described in the Company's reports filed with the SEC from time to time, including its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Readers should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, the Company does not undertake to publicly update or revise any forward-looking statements.


                              DUANE READE HOLDINGS, INC.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     November 15, 2006                  By /s/ John K. Henry
       ----------------------                  ----------------------
                                            Name:    John K. Henry
                                            Title:   Senior Vice President and
                                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).